FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2013

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito C, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Telefónica – Dividend to be charged to unrestricted reserves	2

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA S.A., as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Following the Significant Event published on September 25, 2013, in relation with the decision adopted by the Board of Directors and the resolution adopted by the Annual General Shareholders’ Meeting of Telefónica, S.A., at its meeting held on May 31, 2013, we hereby inform all shareholders that on November 6, 2013, the Company will pay a dividend to be charged to Unrestricted Reserves, of a fixed gross amount of 0.35 euro for each Company share issued, in circulation and carrying entitlement to this dividend. (Record Date: November 5, 2013). This payment will be made as follows, in all events subject to the provisions of the applicable tax legislation:

Gross dividend (Euros per share)	Withholding tax rate (21%) (Euros per share)	Net dividend (Euros per share)
0.35	0.0735	0.2765

The payment of this dividend shall be executed from November 6, 2013, by Banco Bilbao Vizcaya Argentaria, S.A., through the participating entities in IBERCLEAR (Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.), the Spanish securities registrar, clearing and settlement company.

Madrid, October 30th, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: October 30th, 2013	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors